COINCHECK GROUP N.V. and its subsidiaries.
Acronyms and defined terms used in the text include the following:

Term	Description
altcoin	A term sometimes used to refer to a cryptocurrency other than Bitcoin.
Bitcoin (“BTC”)	The first system of global, decentralized, scarce, digital money as initially introduced in a white paper titled “Bitcoin: A Peer-to-Peer Electronic Cash System” by Satoshi Nakamoto.
blockchain	A cryptographically secure digital ledger that maintains a record of all transactions that occur on a network and follows a consensus protocol for confirming new blocks to be added.
Board or Board of Directors	The board of directors of Coincheck Group N.V.
Business Combination	The Business Combination consummated on December 10, 2024 pursuant to the Business Combination Agreement, including related transactions therein described.
Business Combination Agreement	The Business Combination Agreement, dated as of March 22, 2022, as amended, by and among Thunder Bridge, Coincheck Parent, M1 GK, Coincheck Merger Sub, Inc., and Coincheck, and the agreements contemplated therein for related transactions to be signed or completed at closing.
Coincheck	Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) and the principal operating subsidiary of Coincheck Parent, and is a licensed cryptocurrency exchange services provider in Japan.
Coincheck Parent	Coincheck Group N.V., a Dutch public limited liability company (naamloze vennootschap).
Coincheck NFT Marketplace	Coincheck’s service available to customers that enables non-fungible tokens (NFTs) to be purchased.
cold wallet	Sometimes also described as cold storage, the storage of private keys in any fashion that is disconnected from the internet in order to protect data from unauthorized access. Common examples include offline computers, USB drives or paper records.
cover counterparties	Counterparties with which cover transactions are executed.
cover transactions	Transactions executed by Coincheck on the Exchange platform with a customer, or with a party on an external exchange or market maker that is connected via API to Coincheck’s systems, in order to offset Coincheck’s own positions or reduce its exposure arising from transactions in crypto assets with customers using Coincheck’s Marketplace platform.
crypto	A broad term for any cryptography-based market, system, application, or decentralized network.
crypto asset or a “token”	A digital asset built using blockchain technology, including cryptocurrencies and NFTs. Under PSA, digital assets that constitute a “security token” (i.e., ERTRs or ERTRISs under FIEA) are excluded from the definition of crypto assets. Accordingly, crypto assets consist only of digital assets that have been determined not to constitute ERTRs or ERTRISs.
cryptocurrency	Bitcoin and altcoins. This category of crypto asset is designed to work as a medium of exchange, store of value, or to power applications and excludes security tokens.
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COINCHECK GROUP N.V. and its subsidiaries.

customer account or customer’s account
The single account, as governed by one customer agreement, opened by a customer that enables the customer to use the Marketplace platform, Exchange platform, Coincheck NFT Marketplace, participate in Coincheck’s IEO platform offerings, and otherwise use Coincheck’s crypto services offered to its accountholders (i.e., there is one account per verified user for all accountholder services, and not separate accounts or customer agreements for each platform or service).

customer assets	Cryptocurrencies held for customers + fiat currency deposited by customers. This definition, as used in the description of our business, does not include NFTs.
customers (or “users”)
Parties who hold accounts and utilize the services provided on crypto asset platforms. This definition, as used in the description of our business, generally does not include cover counterparties, and thus such definition differs from the definition of “customer” under IFRS 15. Notwithstanding the foregoing, for purposes of the Company’s unaudited financial statements included elsewhere in this report, "customers" refers to customers that meet the definition under IFRS 15, including cover counterparties.

ERTRs and ERTRISs	Electronically recorded transferable rights (ERTRs) and electronically recorded transferable rights to be indicated on securities (ERTRIS) under FIEA.
Ethereum	A decentralized global computing platform that supports smart contract transactions and peer-to-peer applications, as well as the native crypto assets, such as Ether (ETH), on the Ethereum network.
Exchange platform	Coincheck’s exchange platform, targeted to more sophisticated crypto investors and traders, which facilitates crypto asset purchase and sale transactions between customers generally on a no-fee basis, and on which Coincheck from time to time purchases or sells crypto assets to help support the covering of transactions on its Marketplace platform.
FIEA	Japan’s Financial Instruments and Exchange Act
fork	A “soft” fork aims to be a backward-compatible upgrade to a blockchain, allowing nodes running older versions to still validate new transactions. A “hard” fork is a non-backward-compatible change that requires all nodes to upgrade to the new version, often resulting in a permanent split in the blockchain which results in two different blockchains, the original, and the new version, resulting in the creation of a new token.
hot wallet	A wallet that is connected to the Internet, enabling it to broadcast transactions.
Initial Exchange Offering (“IEO”)/Initial Token Offering	A fundraising event where a crypto start-up raises money through a cryptocurrency exchange. An IEO is a type of Initial Token Offering where a company or project electronically issues utility tokens to procure funds, with a cryptocurrency exchange acting as the main party for screening the project and selling the issuer tokens. Interested supporters can buy tokens with fiat currency or cryptocurrency. The token may be exchangeable in the future for a new cryptocurrency to be launched by the project, or a discount or early rights to a product or service proposed to be offered by the project.
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COINCHECK GROUP N.V. and its subsidiaries.

Japan Virtual and Crypto assets Exchange Association (the “JVCEA”)	The JVCEA is a self-regulatory organization for the Japanese cryptocurrency industry under the Payment Services Act, which is formally recognized by the Financial Services Agency of Japan (the “JFSA”). The JVCEA was established in 2018 after a hacking incident of NEM digital tokens occurred with an operational focus on the inspection of the security of domestic exchanges and the enforcement of stricter regulations. The members of the JVCEA consist of the 32 licensed class 1 Japanese virtual currency exchange service providers as of April 15, 2025.
M1 GK
M1 Co G.K., a Japanese limited liability company (godo kaisha) that was a direct, wholly owned subsidiary of Coincheck Parent and the sole shareholder of Coincheck, which was merged into Coincheck on June 20, 2025, resulting in Coincheck Parent becoming the sole shareholder of Coincheck.

Marketplace platform	Coincheck’s main platform offering that supports, as of September 30, 2025, 33 different cryptocurrencies, and is used primarily by retail customers to buy and sell the supported cryptocurrencies.
Marketplace platform business
Coincheck’s business related to the Marketplace platform, including Coincheck buy and sell transactions with customers and Coincheck's cover transactions on an external exchange or Coincheck’s Exchange platform for the purpose of hedging Coincheck’s own positions.

miner	Individuals or entities who operate a computer or group of computers that add new transactions to blocks and verify blocks created by other miners. Miners collect transaction fees and are rewarded with new tokens for their service.
Monex	Monex Group, Inc., a Japanese joint stock company (kabushiki kaisha) listed on the Tokyo Stock Exchange.
Nasdaq	Nasdaq Global Market.
NEM (“XEM”)	NEM (abbreviated as “XEM” on exchange platforms) is a type of open-source cryptocurrency developed for the “New Economic Movement” network.
network	Also sometimes referred to as a crypto network, cryptocurrency network or blockchain network, a system of interconnected computers that records and verifies cryptocurrency transactions, including the collection of all miners that use computing power to maintain the ledger and add new blocks to the blockchain.
Next Finance	Next Finance Tech Co., Ltd, a Japanese private company engaged in a staking platform services business, that Coincheck Parent acquired in March 2025.
non-fungible token, or NFT	A unique and non-interchangeable unit of data stored on a blockchain which allows for a verified and public proof of ownership, first launched on the Ethereum blockchain.
on-chain	A type of crypto transaction that is directly recorded as data on a blockchain. A type of transaction that is not directly recorded on a blockchain is referred to as “off-chain.”
Ordinary Shares	Ordinary Shares of Coincheck Parent, traded on Nasdaq under the symbol “CNCK.”
protocol	A type of algorithm or software that governs how a blockchain operates.
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COINCHECK GROUP N.V. and its subsidiaries.

Private Warrants	Warrants, issued by Coincheck Parent, and held by Thunder Bridge Sponsor.
PSA	Japan’s Payment Services Act, a law governing registration and other requirements relating to the issuance and exchange of prepaid payments, as amended to cover crypto assets.
public key or private key
Each public address has a corresponding public key and private key that are cryptographically generated. A private key allows the recipient to access any funds belonging to the address, similar to a bank account password. A public key helps validate transactions that are broadcasted to and from the address. Addresses are shortened versions of public keys, which are derived from private keys.

Public Warrants	Warrants, issued by Coincheck Parent, and traded on Nasdaq under the symbol “CNCKW.”
SEC	The U.S. Securities and Exchange Commission.
Securities Act	The U.S. Securities Act of 1933, as amended.
smart contract	Software that digitally facilitates or enforces a rules-based agreement or terms between transacting parties.
Thunder Bridge	Thunder Bridge Capital Partners IV, Inc., a Delaware corporation, the special purpose acquisition company (SPAC) for the de-SPAC transaction embodied by the Business Combination Agreement.
Thunder Bridge Sponsor	TBCP IV, LLC, a Delaware limited liability company, Thunder Bridge’s sponsor and the recipient of Ordinary Shares as “sponsor shares” pursuant to the Business Combination Agreement.
wallet	A place to store public and private keys for crypto assets.
Warrants	The Public Warrants and Private Warrants, collectively.
XRP	XRP is a popular altcoin.
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COINCHECK GROUP N.V. and its subsidiaries.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

COINCHECK GROUP N.V. and its subsidiaries.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		For the three months ended September 30,
(In millions)	Notes	2024	2025
Revenue:
Revenue	5	¥70,339	¥132,229
Other revenue	5	9	876
Total revenue	5	70,348	133,105

Expenses:
Cost of sales		68,325	129,219
Selling, general and administrative expenses		1,999	3,370
Operating profit		23	516

Other income and expenses
Other income		16	322
Other expenses		(3)	(1)
Financial income		0	116
Financial expenses		(16)	(50)
Profit before income taxes	9	21	903
Income tax expense	10	6	548
Net profit for the period attributable to owners of the Company	9	15	355

Other comprehensive income:
Foreign currency translation adjustment		—	(156)
Total comprehensive income for the period attributable to owners of the Company	9	¥15	¥199

Earnings per share:		(Yen)	(Yen)
Basic earnings per share	9	¥0.13	¥2.71
Diluted earnings per share	9	¥0.13	¥2.64
Weighted-average shares - basic*	9	122,587,617	130,822,522
Weighted-average shares - diluted*	9	122,587,617	134,648,307
The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

________________________
*Weighted average number of shares has been retrospectively restated to reflect the transaction on December 10, 2024.

COINCHECK GROUP N.V. and its subsidiaries.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		For the six months ended September 30,
(In millions)	Notes	2024	2025
Revenue:
Revenue	5	¥145,632	¥215,782
Other revenue	5	15	1,312
Total revenue	5	145,647	217,094

Expenses:
Cost of sales		140,507	210,763
Selling, general and administrative expenses		4,473	6,684
Operating profit (loss)		667	(353)

Other income and expenses
Other income		18	247
Other expenses		(4)	(59)
Financial income		9	4
Financial expenses		(24)	(187)
Profit (loss) before income taxes	9	666	(348)
Income tax expense	10	214	674
Net profit (loss) for the period attributable to owners of the Company	9	452	(1,022)

Other comprehensive income:
Foreign currency translation adjustment		—	50
Total comprehensive income (loss) for the period attributable to owners of the Company	9	¥452	¥(972)

Earnings per share:		(Yen)	(Yen)
Basic and diluted earnings (loss) per share	9	¥3.69	¥(7.82)
Weighted-average shares - basic and diluted*	9	122,587,617	130,818,546
The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

________________________
*Weighted average number of shares has been retrospectively restated to reflect the transaction on December 10, 2024.

COINCHECK GROUP N.V. and its subsidiaries.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

		As of
(In millions)	Notes	(Restated)* March 31, 2025	September 30, 2025
Assets:
Current assets:
Cash and cash equivalents		¥8,584	¥8,970
Cash segregated as deposits		51,655	57,305
Customer accounts receivable		1,086	1,250
Other financial assets	7	62	114
Crypto assets held	7	44,680	63,246
Other current assets		1,035	692
Total current assets		107,102	131,577
Noncurrent assets:
Property and equipment		1,909	1,683
Intangible assets		2,529	2,853
Crypto asset held	7	43	107
Other financial assets	7	433	519
Deferred tax assets		337	303
Other non-current assets		—	28
Total non-current assets		5,251	5,493
Total assets		112,353	137,070

Liabilities and Equity:
Liabilities:
Current liabilities:
Deposits received		50,911	56,925
Other financial liabilities	7	2,826	3,462
Crypto asset borrowings	7	44,479	62,844
Income taxes payable		799	715
Excise tax payable		303	—
Other current liabilities		536	578
Total current liabilities		99,854	124,524
Non-current liabilities:
Other financial liabilities	7	901	1,211
Warrant liability	7	410	518
Provisions		340	342
Deferred tax liabilities		79	58
Total non-current liabilities		1,730	2,129
Total Liabilities		101,584	126,654

COINCHECK GROUP N.V. and its subsidiaries.

Equity:
Ordinary shares		213	213
Capital surplus		13,317	13,401
Share-based payment reserve	8	—	535
Treasury shares		(4)	(4)
Retained earnings (accumulated deficit)		(2,770)	(3,792)
Foreign currency translation adjustment		13	63
Total equity		10,769	10,416
Total liabilities and equity		¥112,353	¥137,070
The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

________________________
* The comparative information is restated due to the adjustments made to the provisional amounts of Next Finance's identifiable assets acquired and liabilities assumed. See Note 1 “Reporting Entity"

COINCHECK GROUP N.V. and its subsidiaries.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(In millions)	Notes	Ordinary shares	Common stock	Capital surplus	Share-based payment reserve	Treasury shares	Retained earnings	Foreign currency translation adjustment	Total equity

Balance as of April 1, 2024		¥—	¥386	¥478	¥—	¥—	¥11,580	¥—	¥12,444
Effect of reverse recapitalization		196	(386)	190	—	—	—	—	—
Balance as of April 1, 2024, recasted		196	—	668	—	—	11,580	—	12,444
Net profit for the period		—	—	—	—	—	452	—	452
Balance as of September 30, 2024		¥196	¥—	¥668	¥—	¥—	¥12,032	¥—	¥12,896

Balance as of April 1, 2025		¥213	¥—	¥13,317	¥—	¥(4)	¥(2,770)	¥13	¥10,769
Share-based payments	8	—	—	—	619	—	—	—	619
Issuance of shares for restricted share units	8	—	—	84	(84)	—	—	—	—
Foreign currency translation adjustment in foreign operations		—	—	—	—	—	—	50	50
Net loss for the period		—	—	—	—	—	(1,022)	—	(1,022)
Balance as of September 30, 2025		¥213	¥—	¥13,401	¥535	¥(4)	¥(3,792)	63	¥10,416
The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

COINCHECK GROUP N.V. and its subsidiaries.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

		For the six months ended September 30,
(In millions)	Notes	2024	2025
Cash flows from operating activities:
Profit (loss) before income taxes		¥666	¥(348)
Depreciation and amortization		325	349
Interest expense		—	63
Share-based payments	8	—	619
Foreign exchange loss		—	59
Impairment loss of other assets (non-current assets)		13	2
Change in fair value of other financial assets (non-current assets)		—	13
Change in fair value of warrant liability		—	109
(Increase) decrease in cash segregated as deposits		10,436	(5,650)
(Increase) decrease in crypto assets held (current assets)		8,575	(18,565)
Increase in customer accounts receivable		(69)	(164)
Increase in other financial assets (current assets)		(130)	(52)
(Increase) decrease in other current assets		(54)	342
Increase (decrease) in deposits received		(10,104)	6,014
Increase (decrease) in crypto asset borrowings		(8,529)	18,301
Decrease in other financial liabilities		(170)	(484)
Decrease in excise tax payable		—	(303)
Increase in other current liabilities		(119)	42
Other, net		23	(30)
Cash provided by operating activities		863	317
Interest income received		0	3
Interest expenses paid		(9)	(59)
Income taxes paid		(487)	(744)
Net cash provided by (used in) operating activities		367	(483)

Cash flows from investing activities
Purchase of property and equipment		(159)	(45)
Expenditure on internally generated intangible assets		(253)	(386)
Proceeds from refund of guarantee deposits		33	—
Purchase of other financial assets (non-current assets)		—	(100)
Net cash used in investing activities		(379)	(531)

Cash flows from financing activities
Proceeds from short-term loans payable		600	1,000
Repayments of short-term loans payable		(600)	(1,000)
Proceeds from loan from related party		6,000	9,388
Repayments of loan from related party		(6,000)	(7,798)
Repayments of lease obligations		(197)	(188)

COINCHECK GROUP N.V. and its subsidiaries.

Net cash provided by (used in) financing activities	(197)	1,402

Effect of exchange rate change on cash and cash equivalents	—	(2)
Net increase (decrease) in cash and cash equivalents	(209)	386
Cash and cash equivalents at the beginning of period	10,837	8,584
Cash and cash equivalents at the end of period	¥10,628	¥8,970
The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

COINCHECK GROUP N.V. and its subsidiaries.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
1.Reporting Entity
Coincheck Group N.V. (“Coincheck Parent”) is a Dutch public limited liability company (naamloze vennootschap). The condensed consolidated interim financial statements consist of Coincheck Parent and its subsidiaries (together referred to as the “Company”). The Company primarily engages in providing end-to-end crypto asset exchange services by offering its customers multi-cryptocurrency marketplace and exchange platforms (the “Marketplace platform” and the “Exchange platform,” respectively) with a deep pool of liquidity for trading crypto assets through its user-friendly applications.
Coincheck Parent became publicly traded on Nasdaq on December 11, 2024 as a result of the business combination among Thunder Bridge Capital Partners IV, Inc., a Delaware corporation (“Thunder Bridge”), Coincheck Parent, M1 Co G.K. (“M1 GK”), a Japanese limited liability company (godo kaisha) and a wholly owned subsidiary of Coincheck Parent, Coincheck Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Coincheck Parent, and Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) ("Coincheck") (the “Business Combination”) pursuant to the Business Combination Agreement, dated as of March 22, 2022, as amended from time to time, by and among such parties (the “Business Combination Agreement”) in the following steps:
•On December 10, 2024, Coincheck and Coincheck Parent caused M1 GK to implement a share exchange (kabushiki koukan) under and in accordance with the applicable provisions of the Companies Act of Japan, pursuant to which the Ordinary Shares of Coincheck were exchanged for Ordinary Shares of Coincheck Parent (“Ordinary Shares”) (the “Share Exchange”).
•The effect of the Share Exchange was that, amongst others, Coincheck shareholders became holders of the Ordinary Shares, and Coincheck became a direct, wholly owned subsidiary of M1 GK and an indirect wholly-owned subsidiary of Coincheck Parent.
•Following the Share Exchange, Merger Sub was merged with and into Thunder Bridge (the “Merger”), following which the separate corporate existence of Merger Sub ceased and Thunder Bridge continued as the surviving corporation and became a wholly-owned subsidiary of Coincheck Parent.
•As a result of the Merger: (a) each Thunder Bridge common share issued and outstanding immediately prior to the Merger was exchanged for the right to receive one Ordinary Share; and (b) each Thunder Bridge warrant that was outstanding immediately prior to the Merger (a “Thunder Bridge Warrant”) was automatically and irrevocably modified, pursuant to and in accordance with the Warrant Agreement, dated June 29, 2021, by and among Thunder Bridge and Continental Stock Transfer & Trust Company, as amended by the Warrant Assumption and Amendment Agreement, dated as of December 10, 2024, by and among Thunder Bridge, Coincheck Parent and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), to provide that, in lieu of the amount of Thunder Bridge common shares that a holder of a Thunder Bridge Warrant would have been entitled to acquire if the Thunder Bridge Warrant was exercised prior to the Merger, the holder thereof was now entitled to acquire the same amount of Ordinary Shares.
As a result of the Business Combination, Thunder Bridge, M1 GK and Coincheck became wholly-owned subsidiaries of Coincheck Parent (in June 2025, M1 GK was merged into Coincheck, resulting in Coincheck becoming a direct wholly owned subsidiary of Coincheck Parent). On December 11, 2024, Ordinary Shares and public warrants of Coincheck Parent commenced trading on the Nasdaq Stock Market, (“Nasdaq”) under the symbols “CNCK” and “CNCKW,” respectively.
The transaction has been accounted for with Thunder Bridge being identified as the “acquired” entity for financial reporting purposes, accordingly, accounted for as the equivalent of Coincheck issuing shares for the net assets of Thunder Bridge, accompanied by a recapitalization. Therefore, these condensed consolidated interim

COINCHECK GROUP N.V. and its subsidiaries.
financial statements have been presented as a continuation of Coincheck. Accordingly, the figures for the three and six months ended September 30, 2024 represent the results of Coincheck, including the effects of the recast of the share capital and earnings per share calculations.
On January 31, 2025, Thunder Bridge changed its name to CCG Administrative Services, Inc. (“CCG AS”).
Next Finance Tech Co., Ltd and its subsidiaries were acquired by Coincheck Parent in March 2025. The initial accounting for a business combination was provisional and has been finalized for the quarter ended September 30, 2025. The accounting has been applied retroactively as of March 31, 2025. Intangible assets excluding goodwill increased by ¥250 million, deferred tax liabilities increased by ¥79 million and deferred tax assets decreased by ¥49 million based on information that became available after the acquisition date. As a result, the amount of goodwill included in the intangible assets decreased by ¥122 million. No material changes were made to previously reported net income or earning per share.
2.Basis of preparation of condensed consolidated interim financial statements
(1)Compliance with IFRS Accounting Standards
The condensed consolidated interim financial statements for the three and six months ended September 30, 2025 have been prepared in accordance with IAS 34, Interim Financial Reporting, and presented in a format consistent with the consolidated financial statements under IAS 1, Presentation of Financial Statements. However, they do not include all of the notes that would be required in a complete set of financial statements. Thus, these condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2025.
(2)Approval of the consolidated financial statements
The condensed consolidated interim financial statements were authorized for issuance on November 14, 2025 by the Chief Financial Officer, Jason Sandberg.
(3)Use of judgements, estimates, and assumptions
The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to make certain judgments, estimates, and assumptions that affect the application of the Company's accounting policies and the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
The significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those described in the consolidated financial statements for the year ended March 31, 2025.
3.Material accounting policies
The accounting policies adopted in the presentation of these condensed consolidated interim financial statements are consistent with those adopted for the presentation of the consolidated financial statements for the year ended March 31, 2025. The Company adopted IAS 21, The Effects of Changes in Foreign Exchange Rates, for the fiscal year ending March 31, 2026. The adoption did not have a material impact on the condensed consolidated interim financial statements.

COINCHECK GROUP N.V. and its subsidiaries.
Additionally, for share-based payment arrangements granted to employees and others providing similar services, the grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.
4.Segment reporting
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources to an individual segment and in assessing performance. The CEO of the Company is the CODM of the Company. The CODM reviews financial information for purposes of making operating decisions, allocating resources, and evaluating financial performance. While the Company does have revenue from multiple services, no measures of profitability by service are available. As a result, discrete financial information is not available for each such component. As such, the Company has determined that it operates as one operating segment and one reportable segment.
Through September 30, 2025, the Company's revenue has been entirely derived from operations within Japan. Furthermore, there is no single customer from which revenue amounts to 10% or more of the Company’s total revenue.
5.Revenue
(1) Revenue breakdown
Revenue breakdowns by revenue from contracts with customers and other sources for the three months and six months ended September 30, 2024 and 2025, are as follows:

	For the three months ended September 30,
(In millions)	2024	2025
Revenue arising from contracts with customers
Transaction revenue(1)	¥70,151	¥131,954
Commission received(2)	188	275
Sub-total	70,339	132,229

Other sources
Staking revenue	—	794
Other revenue(3)	9	82
Sub-total	9	876
Total	¥70,348	¥133,105

COINCHECK GROUP N.V. and its subsidiaries.

	For the six months ended September 30,
(In millions)	2024	2025
Revenue arising from contracts with customers
Transaction revenue(1)	¥144,784	¥215,319
Commission received(2)	848	463
Sub-total	145,632	215,782

Other sources
Staking revenue	—	1,175
Other revenue(3)	15	137
Sub-total	15	1,312
Total	¥145,647	¥217,094
____________
(1) Transaction revenue mainly refers to the revenue from sales of crypto assets to customers and cover counterparties.
(2) Commission received refers to remittance fees, deposit and withdrawal fees, commissions received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace and commissions that arise from transactions on the Exchange platform and others.
(3) Other revenue is mainly related to the interest received from financial operations with JSF Trust and Banking Co., Ltd.
(2)Contract balance
As of March 31 and September 30, 2025, there were no significant contract assets or contract liabilities.
For the three and six months ended September 30, 2024 and 2025, there was no revenue recognized for performance obligations fulfilled (or partially fulfilled) in the past.
(3)Transaction price allocated to the remaining performance obligations
The Company does not have any contracts in which the projected initial contract period was longer than one year.
(4)Assets recognized from the costs to obtain or fulfill contracts with customers
The Company does not have any significant costs to obtain or fulfill contracts with customers.
6.Financial instruments
(1)The fair values of financial assets and liabilities are determined as below. Information about the fair value hierarchy is described in Note 7 “Fair value measurement”.
(a)Cash and cash equivalents
Since cash and cash equivalents mainly consist of bank deposits, the carrying amount approximates their fair value.
(b)Cash segregated as deposits
Cash segregated as deposits includes cash deposited in trust accounts. The carrying amount approximates its fair value.

COINCHECK GROUP N.V. and its subsidiaries.
(c)Customer accounts receivable, Other financial assets, Deposits received, and Other financial liabilities
Other financial assets include receivables, guarantee deposits and USD Coin (a stablecoin). The carrying amount of instruments with short-term maturity approximates their fair value. The fair value of instruments with long-term maturity is measured using future cash flows discounted by a rate reflecting the counterparty or the Company’s credibility, which is a reasonable approximation of the carrying amount.
(d)Warrant liabilities
As part of Thunder Bridge’s IPO, Thunder Bridge issued private and public warrants to third-party investors where each whole warrant entitled the holder to purchase one share of Thunder Bridge’s Class A common stock at an exercise price of USD11.5 per share. Simultaneously with the closing of the IPO, Thunder Bridge completed the private sale of warrants where each warrant allowed the holder to purchase one share of Thunder Bridge’s Class A common stock at USD11.5 per share.
Pursuant to a warrant assumption and amendment agreement, dated as of December 10, 2024, Thunder Bridge private and public warrants were exchanged for Coincheck Parent's private and public warrants, respectively, and subject to the same material terms. As of December 10, 2024, there were 4,730,557 public warrants outstanding and 129,611 private warrants outstanding.
The warrants expire on the earlier of the fifth anniversary of December 10, 2024 or the date on which Coincheck Parent may call the public warrants for redemption, subject to the conditions outlined in the warrant assumption and amendment agreement. The warrants are exercisable at a price of USD11.5 per share.
7.Fair value measurement
(1)Fair value hierarchy
When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in the fair value hierarchy based on the inputs used in the valuation techniques as follows:
Level 1:    Quoted prices without adjustments in an active market for identical assets or liabilities.
Level 2:    Inputs other than the quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3:    Unobservable inputs for the assets or liabilities.
The level of fair value hierarchy is determined by the lowest-level input that is significant to the measurement of the fair value.
There were no transfers between levels for the three and six months ended September 30, 2024 and 2025.
(2)Fair value hierarchy of assets and liabilities measured at fair value on a recurring basis
Fair value hierarchy of assets and liabilities measured at fair value on a recurring basis in the condensed consolidated interim statements of financial position is as follows:

COINCHECK GROUP N.V. and its subsidiaries.

As of March 31, 2025
(In millions)	Note	Level 1	Level 2	Level 3(3)	Total
Crypto assets held(1)		¥44,680	¥—	¥—	¥44,680
Other financial assets(2)		22	—	46	68
Total		¥44,702	¥—	¥46	¥44,748

Crypto asset borrowings		¥44,479	¥—	¥—	¥44,479
Warrant liability
Public warrant liabilities	6	398	—	—	398
Private warrant liabilities	6	—	—	12	12
Total		¥44,878	¥—	¥12	¥44,889

As of September 30, 2025
(In millions)	Note	Level 1	Level 2	Level 3(3)	Total
Crypto assets held(1)		¥63,246	¥—	¥—	¥63,246
Other financial assets(2)		12	—	132	144
Total		¥63,258	¥—	¥132	¥63,390

Crypto asset borrowings		¥62,844	¥—	¥—	¥62,844
Warrant liability
Public warrant liabilities	6	504	—	—	504
Private warrant liabilities	6	—	—	14	14
Total		¥63,348	¥—	¥14	¥63,362
____________
(1) Crypto assets held (current assets) consist of cryptocurrencies for facilitating customer transactions.
(2) USD Coin which is included in “Other financial assets” is categorized as Level 1. Other financial assets categorized as Level 3 are equity investments in non-listed companies by using the valuation method based on net assets adjusted by items that are necessary for fair value measurement purposes. The changes in fair value are recognized through other income and expenses. The financial assets categorized as Level 3 are measured by valuation policy and procedures set by the Company and the valuation results are reviewed and approved by Chief Financial Officer.
(3) The following table presents a reconciliation of other financial assets and private warrant liabilities measured at fair value on a recurring basis using significant unobservable inputs:

Equity security investments
	For the three months ended September 30
(In millions)	2024	2025
Balance, beginning of period	¥36	¥143
Change in fair value	2	(11)
Balance, end of period	¥38	¥132

COINCHECK GROUP N.V. and its subsidiaries.

Equity security investments
	For the six months ended September 30,
(In millions)	2024	2025
Balance, beginning of period	39	46
Purchases	—	100
Change in fair value	(1)	(14)
Foreign exchange impact	—	0
Balance, end of period	38	132

Private warrant liabilities
For the three months ended September 30,
(In millions)	2025
Balance, beginning of period	¥22
Change in fair value	(8)
Foreign exchange impact	—
¥14

Private warrant liabilities
For the six months ended September 30,
(In millions)	2025
Balance, beginning of period	¥12
Change in fair value	3
Foreign exchange impact	(1)
¥14
Private warrant liability is valued using a Black-Scholes Merton model. The assumptions used to value the private warrant liabilities were as follows.

	As of
	March 31, 2025		September 30, 2025
Exercise price	USD	11.5	USD	11.5
Share price	USD	5.1	USD	4.6
Volatility	35.9%		47.0%
Expected life (in years)	4.7		4.2
Risk-free rate	3.95%		3.68%
Dividend yield	0.00%		0.00%
(3)Fair value hierarchy of assets and liabilities measured at fair value on a non-recurring basis
As of March 31, 2025
There were no significant assets or liabilities measured at fair value on a nonrecurring basis as of March 31, 2025.
As of September 30, 2025

COINCHECK GROUP N.V. and its subsidiaries.
There were no significant assets or liabilities measured at fair value on a nonrecurring basis as of September 30, 2025.
8.Share-based payments
For the six months ended September 30, 2025, Coincheck Parent established an equity-settled share-based payment program. Under this program, the Company granted Restricted Share Units (the “RSUs”) to managing directors and officers, audit and supervisory board members of the Company, and the Company’s qualified employees and non-employee consultants. The RSUs are vested upon the satisfaction of service-based conditions or market conditions. Once vested, the RSUs are settled by delivery of one Ordinary Share per unit.
A summary of RSUs activity is as follows:
(1)RSUs with service-based conditions (equity settled)
The RSUs with service-based conditions vest over a service period ranging from ten months to three years.

	Number of shares	Weighted Average Grant Date Fair Value Per Share
Balance as of April 1, 2025	—	$—
Granted	3,834,430	5.42
Vested	(105,096)	5.43
Forfeited and cancelled	(1,928)	5.00
Balance as of September 30, 2025	3,727,406	5.42
(2)RSUs with market conditions (equity settled)
The RSUs with market conditions vest in three years, based on the condition that the average closing price for the Ordinary Shares for the 30-calendar-day period up to and including the trading day prior to the date of vesting is at least $12.00 per share.

	Number of shares	Weighted Average Grant Date Fair Value Per Share
Balance as of April 1, 2025	—	$—
Granted	285,419	3.13
Vested	—	—
Forfeited and cancelled	(1,928)	2.85
Balance as of September 30, 2025	283,491	3.14
The fair value of RSUs with service-based conditions has been measured based on the Company's observable share price. For RSUs with market conditions, the fair value has been measured using a Monte Carlo simulation. The valuation of all RSUs has incorporated neither dividends nor other features.
The cost of RSUs is recognized in condensed consolidated interim statements of profit or loss and other comprehensive income together with a corresponding increase in share-based payment reserve in condensed consolidated interim statements of change in equity. The total cost of RSUs recognized were ¥321 million and ¥619 million for the three and six months ended September 30, 2025, respectively.

COINCHECK GROUP N.V. and its subsidiaries.
As of September 30, 2025, the total unrecognized compensation cost related to unvested RSUs was $17 million, which is expected to be recognized over a weighted-average period of 2.5 years.
9.Earnings per share
The bases for calculating basic earnings (losses) per share and diluted earnings (losses) per share for the three and six months ended September 30, 2024 and 2025, are as follows:

	For the three months ended September 30,
(In millions, except per share data)	2024	2025
Net profits for the period attributable to owners of Coincheck Parent	¥15	¥355
Basic net earnings per share	¥0.13	¥2.71
Diluted net earnings per share	¥0.13	¥2.64
Weighted-average number of shares, basic	122,587,617	130,822,522
Weighted-average number of shares, diluted	122,587,617	134,648,307

	For the six months ended September 30,
(In millions, except per share data)	2024	2025
Net profits (losses) for the period attributable to owners of Coincheck Parent	¥452	¥(1,022)
Basic and diluted net earnings per share	¥3.69	¥(7.82)
Weighted-average number of shares, basic and diluted	122,587,617	130,818,546
Weighted-average number of shares has been recasted to reflect the transaction on December 10, 2024. Basic net earnings (losses) per share are computed by dividing net profit (loss) by the weighted-average number of shares of Ordinary Shares outstanding during each period. It excludes the dilutive effects of any potentially issuable common shares (i.e., warrants, RSUs). Diluted net profit (loss) per share is calculated by including any potentially dilutive share issuances in the denominator. For the three and six months ended September 30, 2024, the diluted earnings per share is equal to basic earnings per share, as there were no potentially dilutive securities. For the six months ended September 30, 2025, all potentially dilutive securities were not included in the calculation of diluted losses per share as their effect would be anti-dilutive.
10.Income tax expense
The Company's consolidated effective tax rate was 26.4% and 60.7% for the three months ended September 30, 2024 and 2025, and 32.2% and (193.4)% for the six months ended September 30, 2024 and 2025, respectively. The change in the effective tax rate was primarily due to Coincheck Parent recognizing a loss before income taxes for the three and six months ended September 30, 2025, which was not recognized as a deferred tax asset due to the fact that sufficient future taxable profits are not expected.
11.Related parties
(1)Related party transactions
Below are the related-party balances as of March 31 and September 30, 2025:

COINCHECK GROUP N.V. and its subsidiaries.

(Unit： In millions)
Type of related party	Name of related party	Detail of transaction	Outstanding balance as of
			March 31, 2025	September 30, 2025
Subsidiaries of parent company	Monex Finance Corporation	Borrowing(3) (4)	751	2,350
Associates of parent company	Monex, Inc.	Partnership program revenue	5	3
Below is the related-party transaction impact on the condensed consolidated interim statements of profit or loss and other comprehensive income for the three and six months ended September 30, 2024 and 2025:

(Unit： In millions)
Type of related party	Name of related party	Detail of transaction	For the three months ended September 30,
			2024	2025
Parent company	Monex Group, Inc.	Business management service fee(2)	¥101	¥—
Subsidiaries of parent company	Monex Finance Corporation	Interest expense	—	35
Associates of parent company	Monex, Inc.	Transaction revenue(1)	1,414	2,180
		Cost of sales(1)	1,410	2,174
		Partnership program revenue	9	12
		Derivative gains/(losses) (5)	(15)	—

(Unit： In millions)
Type of related party	Name of related party	Detail of transaction	For the six months ended September 30,
			2024	2025
Parent company	Monex Group, Inc.	Business management service fee(2)	¥257	¥—
Subsidiaries of parent company	Monex Finance Corporation	Interest expense	4	57
Associates of parent company	Monex, Inc.	Transaction revenue(1)	3,034	3,895
		Cost of sales(1)	3,025	3,883
		Partnership program revenue	24	17
		Derivative gains/(losses) (5)	9	—
____________
(1) Certain of Coincheck’s managing directors and related parties purchase or sell crypto assets on Coincheck’s marketplace platform. The transactions for the three and six months ended September 30, 2024 and 2025, were made on terms equivalent to those that prevail in arm’s-length transactions. The Company recognized the corresponding transaction revenue amounting to ¥1,414 million and ¥2,180 million for the three months ended September 30, 2024 and 2025, and ¥3,034 million and ¥3,895 million for the six months ended September 30, 2024 and 2025, respectively.

COINCHECK GROUP N.V. and its subsidiaries.
(2) Business management service fee represents the considerations for guidance and support on general management and other consulting services provided by Monex, the parent company of Coincheck (prior to the Business Combination). The services included support on registration of cryptocurrency exchange business and negotiation with the Financial Services Agency necessary for continuing registration, assistance in cyber security risk management, and maintaining relationship with relevant financial institutions. According to the business management service fee agreements, the considerations was calculated based on 5% of Coincheck’s total revenue net of cost of sales (variable fees). This agreement was terminated in November 2024.
(3) Coincheck entered into a line of credit of ¥6,000 million with Monex Finance Corporation, with aggregate commitments as of March 31 and September 30, 2025, respectively. There is no outstanding balance under this arrangement as of March 31, 2025 and September 30, 2025, respectively. The interest rate under this was 1.75% and 1.75% for the three and six months ended September 30, 2025, respectively. On September 1, 2025, Coincheck entered into a ¥500 million subordinated loan with Monex Finance Corporation. The loan carries a fixed interest rate of 9.5% and has a maturity date of September 30, 2027.
(4) Coincheck Parent entered into its own commitment line contract of ¥2,368 million as a debtor with Monex Finance Corporation for the purpose of operating capital as of March 31, 2025 and September 30, 2025, respectively. The balance outstanding under this was ¥751 million and ¥1,850 million as of March 31, 2025 and September 30, 2025, respectively. The interest rate under this was 6.29% and 6.01% for the three and six months ended September 30, 2025, respectively.
(5) The derivative transaction is a forward exchange transaction between the USD and the Japanese yen. Realized loss of ¥15 million and unrealized gain of ¥9 million recognized in the condensed consolidated interim statement of profit or loss and other comprehensive income is included in the “Transaction amount” of the derivative transaction for the three and six months ended September 30, 2024, respectively. The foreign exchange forward transaction with the principal amount of ¥43 million has been closed as of September 30, 2024 . There was no derivative transactions for the six months ended September 30, 2025.
(2)Subsidiaries
The Company had five consolidated subsidiaries in the six months ended September 30, 2025, compared to six as of March 31, 2025, as a result of M1 GK being merged into Coincheck in June 2025. The following is a list of the Company’s five consolidated subsidiaries as of September 30, 2025.

Name of subsidiary	Place of incorporation and operation	Contents of business	Percentage of voting rights held by the Company
Coincheck, Inc.	Japan	Provides end-to-end crypto asset exchange services and operates a multi-cryptocurrency marketplaces.	100%
CCG Administrative Services, Inc.	US	Provides certain administrative services for Coincheck Group N.V.	100%
Next Finance Tech Group	Japan	Provides staking service.	100%
Next Finance Tech Digital Assets Co., Ltd.	Japan	Borrows cryptocurrencies.	100%
Next Finance Tech International Co., Ltd.	Cayman Islands	Manages Next Finance’s insurance.	100%
12.Events after the reporting date
Coincheck Parent entered into a Share Contribution and Transfer Agreement dated August 27, 2025 (the "SCTA") to acquire all of the issued and outstanding shares of Aplo SAS, a simplified joint stock company (société par actions simplifiée) under the laws of France, with its registered seat at 15, rue des Halles 75001 Paris, France, and with the Trade and Companies Registry of Paris under unique identification number 878 929 405 ("Aplo"). Aplo is a digital asset prime brokerage that serves institutional crypto investors, and is

COINCHECK GROUP N.V. and its subsidiaries.
headquartered in Paris, France. The SCTA closed on October 14, 2025 (the "Closing Date"). Pursuant to the terms of the SCTA, on the Closing Date the shareholders of Aplo delivered to Coincheck Parent 100% of the issued and outstanding shares of Aplo, making Coincheck Parent the sole shareholder of Aplo, in exchange for 5,007,500 newly issued Ordinary Shares of Coincheck Parent (the "Share Consideration"). Pursuant to the SCTA, the number of Ordinary Shares constituting the Share Consideration was calculated by dividing (a) $24 million by (b) the average per-share closing price of the Ordinary Shares on Nasdaq over the 20 consecutive trading days that ended with the second trading day prior to the Closing Date. To complete its acquisition of 100% share ownership of Aplo, Coincheck Parent also paid approximately €148 thousand (the "Cash Consideration") to certain warrant holders of Aplo who, as part of closing, exercised their warrants in exchange for Aplo shares and transferred those Aplo shares to Coincheck Parent in exchange for the Cash Consideration. Under the SPCA, Aplo's selling shareholders also agreed to certain "lock-up" periods with respect to the Ordinary Shares they received. The initial accounting for this business combination is incomplete as of the issuance date of these condensed consolidated interim financial statements. This is primarily because Coincheck Parent has not completed the necessary valuations of the acquired assets and liabilities. The Company anticipates completing this analysis within the measurement period. One component of the Company’s mission that has been stated in its prior public disclosures is, through acquisitions, investments, or joint ventures or other strategic partnerships, to acquire and operate retail and institutional crypto businesses outside of Japan, such as in Europe and other regions. This acquisition has been a step in furtherance of that objective.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Coincheck, Inc. prior to the closing of the Business Combination and Coincheck Group N.V. and subsidiaries after closing. Acronyms and defined terms used below have the meanings ascribed to them in the definitions list at the beginning of this document.
The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated interim financial statements as of and for the three and six months ended September 30, 2025, and related notes contained therein. Our condensed consolidated interim financial statements are prepared in accordance with IAS 34, which differs in certain significant respects from accounting principles generally accepted (GAAP) in other jurisdictions, including U.S. GAAP and Japanese GAAP.
This discussion and analysis contains forward-looking statements. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for our business. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.
These forward-looking statements are based on information available as of the date of this filing and our managements’ current intentions, expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside of our control. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following:
•the price of crypto assets and volume of transactions on Coincheck’s platforms;
•the development, utility and usage of crypto assets, and people’s interest in investing in them and trading them, particularly in Japan;
•changes in economic conditions and consumer sentiment in Japan;
•cyberattacks and security breaches on, or affecting, Coincheck’s platform;
•the level of demand for any particular crypto asset or crypto assets generally;
•costs, management integration and governance issues, failures to succeed as planned or estimated, dependence on third parties, new regulatory requirements, and other risks associated or connected to any mergers or acquisitions, or major strategic commercial or business ventures or arrangements, we undertake to expand or grow our business, both inside and outside of Japan;
•changes to any laws or regulations in the United States, Japan or the Netherlands that are adverse to the Company, Coincheck, or either’s failure to comply with any laws or regulations;
•administrative sanctions, including fines, or legal claims if we are found to have offered services in violations of the laws of jurisdictions other than Japan or to have violated international sanctions regimes;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
•Coincheck’s ability to compete and increase market share in a highly competitive industry;
•Coincheck’s ability to introduce new products and services, timely or at all;
•any interruptions in services provided by third-party service providers;
•the status of any particular crypto asset as to whether it is deemed a “security” in any relevant jurisdiction;
•legal, regulatory, and other risks in connection with Coincheck’s operation of the Coincheck NFT Marketplace that could adversely affect our business, operating results, and financial condition;
•our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions if we expand our business outside of Japan;
•the inability to maintain the listing of our Ordinary Shares on Nasdaq;
•the ability to grow and manage growth profitably; and
•other risks and uncertainties indicated in this discussion and analysis, as well as those set forth in our Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on July 30, 2025, accessible on the SEC’s website at www.sec.gov. (the “Form 20-F”), including those set forth under the section of the Form 20-F titled “Risk Factors.”
Should one or more of these risks or uncertainties materialize or should any of the assumptions made by our management prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should keep in mind that any event described in a forward-looking statement made in this discussion and analysis or elsewhere might not occur.
Overview
We believe we are a leader in the Japanese cryptocurrency industry for providing a crypto asset marketplace to retail investors. We offer our retail customers a multi-cryptocurrency marketplace where we, after securing matching or offsetting orders of our customers or otherwise verifying sufficient liquidity, are the seller or buyer against our customers’ executed orders. Our customers may also use our Exchange platform, which is targeted at more experienced cryptocurrency investors, where we do not act as buyer or seller, but only facilitate order books through which the buyer and seller transact directly with each other. We sometimes make purchases and sales on the Exchange platform to support liquidity for our transactions on the Marketplace platform. On both platforms, in the aggregate (excluding purchases and sales we make on the Exchange platform), we had as of September 30, 2025, according to the JVCEA, a 18.1% market share in Japan by trading volume. We also had, according to the JVCEA, 18.3% of the market share for retail users by number of verified users in Japan.
As of September 30, 2025, our number of verified users exceeded 2.4 million, with approximately 49.3% of those accounts held by customers under age 40. Each verified user has one customer account, which we sometimes call a verified account.
For the six months ended September 30, 2025 and 2024, 99.2% and 99.4%, respectively, of our total revenue consisted of transaction revenue generated from the Marketplace platform business. We offer 33 different crypto assets on our Marketplace platform as of September 30, 2025. As of September 30, 2025, more than 90% of our users utilize our mobile trading application for our Marketplace platform, while the remaining users utilize our desktop trading application. We generally do not charge commissions or fees for use of our Exchange platform.
We believe that we are one of the leading innovators in the Japanese crypto markets. In 2021, we introduced our Coincheck NFT Marketplace platform and also conducted Japan’s first approved IEO.

The growth of crypto assets and crypto markets has come in waves, typically aligned with crypto asset price cycles, which tend to be volatile and draw new customers, investments, and developers into the crypto ecosystem. For example, according to closing day pricing information from CoinMarketCap, as the price of Bitcoin surged from approximately ¥432 thousand during March 2020 to all-time highs of more than ¥7,500 thousand in November 2021, we experienced a corresponding increase in the usage on our Marketplace platform. However, the price of Bitcoin subsequently declined to approximately ¥3,781 thousand as of March 31, 2023. Then, the price of Bitcoin rebounded to approximately ¥10,801 thousand during the fiscal year ended March 31, 2024. For the fiscal year ended March 31, 2025, the price of Bitcoin slightly declined to ¥10,084 thousand as of September 30, 2024, then reached approximately ¥17,041 thousand in January 2025 then declined to approximately ¥12,382 thousand as of March 31, 2025. The price then recovered and reached a new all-time high of approximately to ¥18,146 thousand in August 2025, which we believe was a key factor supporting our increased revenue for the six months ended September 30, 2025 as compared to the six months ended September 30, 2024.
There have been a number of major crypto asset price cycles over the past decade, and price cycles continue to be volatile. Due to the highly volatile nature of crypto asset prices and trading activity, historically our operating results have fluctuated significantly from quarter to quarter in line with market sentiment and trading activity.
As of September 30, 2025 customer assets were ¥1,189 billion, and our marketplace trading volume during the six months ended September 30, 2025 was ¥156.2 billion.
For the three and six months ended September 30, 2025, our total revenue was ¥133,105 million and ¥217,094 million; our net income (loss) was ¥355 million and ¥(1,022) million; EBITDA, a non-IFRS measure, was ¥1,126 and ¥63 million; and Adjusted EBITDA (which we began to calculate differently beginning with the three months ended June 30, 2025 as compared to the previous quarter, as explained in the next paragraph), a non-IFRS measure, was of ¥1,486 million and ¥1,087 million. For the three and six months ended September 30, 2024, our total revenue was ¥70,348 million and ¥145,647 million; our net profit was ¥15 million and ¥452 million; EBITDA, a non-IFRS measure, was ¥166 million and ¥1,001 million; and Adjusted EBITDA, a non-IFRS measure, was ¥250 million and ¥1,264 million. See “— Key Business Metrics and Trends — Non-IFRS Financial Measures” below for information regarding our use of EBITDA and Adjusted EBITDA and a reconciliation of net profit, the most directly comparable IFRS measure, for the quarter to EBITDA and Adjusted EBITDA.
The Company changed its calculation of Adjusted EBITDA beginning with the three months ended June 30, 2025 as compared to how it was previously calculated for the three months ended March 31, 2025. When the Company announced its financial results on May 13, 2025 for the three months (and full year) ended March 31, 2025, the further adjustment to calculate Adjusted EBITDA consisted only of transaction expenses. Beginning with the first quarter for the year ending March 31, 2026 (and for the foreseeable future), in evaluating how Adjusted EBITDA should be calculated, the Company considers, in addition to transaction expenses, the non-cash expenses of (i) share-based compensation, which the Company did not have prior to April 1, 2025, the majority of which consists of Coincheck Group restricted share unit awards granted to two of Coincheck, Inc.’s founders and awards granted related to the Business Combination, and (ii) change in fair value of warrant liability, which fluctuates quarter to quarter based on the Company’s share price. The Company believes that showing its EBITDA results, further adjusted to exclude share-based compensation and change in fair value of warrant liability, can present a clearer view of the Company’s operational performance, and is helpful to view together with EBITDA and net profit or loss.

Monthly KPIs
The below table shows monthly operating data1 from April 2024 through September 2025:

				April	May	June
				2024
				(In millions, except number of verified accounts)
Exchange trading volume				¥463,858	¥314,754	¥271,697
Marketplace trading volume				¥28,222	¥23,112	¥21,659
Customer assets				¥658,150	¥736,853	¥747,891
Number of verified users				2,014,832	2,040,838	2,060,379

	July	August	September	October	November	December
	2024
	(In millions, except number of verified accounts)
Exchange trading volume	¥371,801	¥411,847	¥278,985	¥324,265	¥728,271	¥621,560
Marketplace trading volume	¥22,725	¥18,992	¥13,412	¥18,916	¥50,405	¥48,116
Customer assets	¥750,367	¥635,917	¥669,357	¥735,675	¥1,106,754	¥1,142,224
Number of verified users	2,077,756	2,090,251	2,100,374	2,110,974	2,152,448	2,197,619

	January	February	March	April	May	June
	2025
	(In millions, except number of verified accounts)
Exchange trading volume	¥595,095	¥410,136	¥454,278	¥366,050	¥375,677	¥310,449
Marketplace trading volume	¥46,700	¥25,630	¥19,637	¥21,673	¥21,333	¥18,525
Customer assets	¥1,285,614	¥873,796	¥859,205	¥886,884	¥989,365	¥1,000,301
Number of verified users	2,258,295	2,278,320	2,291,103	2,302,376	2,325,978	2,351,223

	July	August	September
	2025
	(In millions, except number of verified accounts)
Exchange trading volume	¥387,980	¥318,293	¥243,193
Marketplace trading volume	¥39,166	¥29,146	¥26,358
Customer assets	¥1,239,869	¥1,159,864	¥1,189,218
Number of verified users	2,378,672	2,400,859	2,421,080

Key Business Metrics and Trends
In addition to our financial results, we use these business metrics, and some of the components of them described below, to evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions:
Verified Users
Verified users represent users who have fully completed the account-opening application procedures, including KYC procedures, with us. Accordingly, there should only be one account per user (which we sometimes refer to as a verified account). The verified user total is adjusted for accounts that are subsequently closed, but not for those that
1 Exchange trading volume includes trading between matched sellers and purchasers but does not include transactions in which we are a party (including our transactions with cover counterparties). Monthly exchange trading volume data reflects trading volume by sellers and purchasers on a gross basis, and is based on information that we are required to prepare for purposes of monthly reporting to the JVCEA using the calculation methods they prescribe.

are inactive. Our verified users increased sequentially for all quarters primarily due, we believe, to growth in our products and services and the overall increase in interest in BTC, Ethereum, XRP and other crypto assets in Japan. As of September 30, 2025, our number of verified users was approximately 2.4 million. Verified user metrics are used as a key performance indicator in our business management process because our current businesses principally serve retail users. We are able to compare our number of verified users against industry data compiled by the JVCEA to assess our competitive position. Our definition of verified users may be revised in the future if the industry data or metric used changes or there are changes in Japanese rules regarding approval of new users or accounts and how that should be defined.
Verified Users

Verified users (cumulative)

(Users mm)
Verified users (cumulative)
Market share (Verified users)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
2022
2023
2024
2025

Source: Public information made available by the JVCEA.
Monthly Trading Users
Monthly trading users represent our verified users with at least one transaction (a purchase, sale, deposit or withdrawal) on either our Marketplace or Exchange platform in the prior calendar month. We view them as the active users on our cryptocurrency exchanges. Monthly trading users drive retail trading volume, and growth in our monthly trading users has historically been correlated with both the price of Bitcoin, Ethereum, XRP and other crypto assets and volatility within the crypto asset market. We have aimed to expand our revenue opportunities by, in recent years, adding new cryptocurrencies to give more investment options and by marketing cryptocurrency trading to retail investors. Our number of monthly users was on a declining trend since its peak in the first quarter of the fiscal year ended March 31, 2022 (April - June 2021); however, beginning in the third quarter of the fiscal year ended March 31, 2024, we have seen an increase in our number of monthly trading users. Our number of average monthly trading users was approximately 108,988 for the month of September 2025.

Monthly Trading Users

(Users 'k)
Monthly Trading Users
250
200
150
100
50
0
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
2019
2020
2021
2022
2023
2024
2025

Source: Internal data
Customer Assets (by Currency)
Customer assets consist of cryptocurrencies held for customers and fiat currency deposited by customers. Cryptocurrencies held for customers are a measure of the scale of total value held on our cryptocurrency exchanges as of the period indicated. We believe that customer assets reflect the trusted nature of our cryptocurrency exchanges and services. The value of our customer assets is driven by the price, quantity, and type of crypto assets held by customers. Customer assets include cash deposited by customers, which is segregated in a trust account with a trust bank, and customers’ crypto assets that we hold in custody.
Changes in the price and quantity, particularly for Bitcoin, Ethereum and XRP, or in the types and mix of crypto assets we make available to our customers, can result in growth or decline in customer assets within a particular period. For example, we could see an increase in the quantity of customer assets we hold — meaning measured in units of crypto assets — but the value of customer assets could decline if the corresponding price of a crypto asset declines. Conversely, a decline in the quantity of assets we hold can be offset, or partially offset, by rising crypto asset prices.
Our ability to protect our customers’ crypto assets is also an important factor, since any inability to do so could result in us compensating our customers for their loss (even if we are not legally required to do so), our customers losing trust in our services, the withdrawal of customer assets or a reduction in the deposit of customer assets. We work continuously to comply with applicable security measures to ensure that customer assets are protected. We provide custody services to our customers for their crypto assets. Customer assets as of September 30, 2025 and March 31, 2025 were ¥1,189 billion and ¥859 billion, respectively.
Because the amount and value of our customer assets are driven by multiple factors, some of which are market dependent, this metric has fluctuated in recent periods. For example, according to closing day pricing information from CoinMarketCap, the prices of Bitcoin and Ethereum reached their lowest levels during the fiscal year ended March 31, 2023. However, despite those price declines, our customer assets grew that fiscal year (compared to the prior fiscal year) to ¥344 billion, driven by growth in the price, quantity, or transactions in other types of crypto assets we support, such as XRP. As of March 31, 2025, our customer assets grew further still, to ¥859 billion, of which ¥179 billion consisted of XRP. As of September 30, 2025, our customer assets grew to ¥1,189 billion, of which ¥232 billion consisted of XRP.
Customer Asset

J-GAAP Customer Assets Deposited by Customers

(JPY bn)
BTC
ETH
XRP
Other Crypto Assets
Fiat currency
1,400
1,200
1,000
800
600
400
200
0
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
2019
2020
2021
2022
2023
2024
2025

Source: Coincheck internal data.
Trading Volume (by Cryptocurrency)
The trading volume of our Marketplace platform customers is directly correlated with our revenue and is influenced by both price and volatility of Bitcoin, Ethereum, XRP and other crypto assets. We have experienced periods of low and high trading volume, and therefore revenue, driven by periods of rising or declining crypto asset prices and/or lower or higher volatility within the crypto asset market. During periods of rising Bitcoin prices and higher volatility, we have generally observed higher trading volume on both our Marketplace platform and Exchange platform.
There are a number of factors that contribute to changes in price and volatility of a given crypto asset, including, but not limited to: changes in the supply and demand for a particular crypto asset; crypto market sentiment; macroeconomic factors; utility of a particular crypto asset; and other events, such as exchange outages or social media commentary. Market participation by well-known investors can also affect consumer sentiment.
Occasionally, planned network events, such as an airdrop, where the network provides holders of a particular crypto asset with a reward, or a “halving,” which is when the reward for validating transactions for a crypto network is reduced by half, can lead to shifts in customer interest in a specific crypto asset. Event-driven changes in customer interest may be temporary and, as a result, our financial performance following such events may not be indicative of future operating performance or financial condition.

The following table shows the trading volume by currency on our Marketplace platform for each quarter beginning with the three months ended September 30, 2024:

	For the three months ended
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025
	(In millions)
BTC	¥33,367	¥27,237	¥45,464	¥37,649	¥25,617	¥33,669
ETH	17,937	16,020	24,820	19,691	22,458	38,834
XRP	6,402	5,061	24,653	19,528	7,712	13,110
IOST	1,234	443	915	424	148	180
ENJ	154	51	116	31	12	17
LTC	391	325	1,079	847	293	501
SAND	361	224	1,325	337	125	153
XLM	230	174	3,734	1,401	474	1,181
XEM	607	—	—	—	—	—
BCH	1,762	721	1,409	890	515	971
BAT	102	50	297	91	35	63
DOT	358	182	676	257	123	149
QTUM	167	62	268	236	49	105
MONA	103	52	203	78	39	38
LSK	174	—	—	—	61	68
SHIB	5,062	2,365	5,795	3,064	947	978
Others	¥14,053	¥6,369	¥21,585	¥14,676	¥5,595	¥4,653
Total	¥72,993	¥55,129	¥117,438	¥91,967	¥61,531	¥94,670
Factors Affecting Our Results of Operations
The success and historical growth of our business, as well as our financial condition and operating results, have been and will continue to be affected by a number of factors, as described in more detail below.
Price and volatility of crypto assets
For the three months ended September 30, 2025 and 2024, 99.1% and 99.7%, and for the six months ended September 30, 2025 and 2024, 99.2% and 99.4%, respectively, of our total revenue consisted of transaction revenue generated from trades with customers and cover counterparties on our Marketplace platform business. As a result, our total revenue is highly correlated with the price and volatility of crypto assets. As earlier mentioned, there are a number of factors that contribute to changes in crypto asset prices and volatility, including, but not limited to: changes in the supply and demand for a particular crypto asset; overall crypto market sentiment; macroeconomic factors; the utility of a particular crypto asset; and other events, such as exchange outages, social media commentary, and government policies.
Adoption of crypto assets and offering of new crypto assets
Our financial performance is dependent on the continued growth in interest for, and adoption of, crypto assets by investors in Japan. Moreover, our growth strategy depends on our continued ability to add customers, expand the breadth of crypto assets on our cryptocurrency exchanges, and launch innovative products.
The number of crypto assets that are tradeable on our cryptocurrency exchanges has increased over time, and we offer 33 different crypto assets on our Marketplace platform as of September 30, 2025. We only offer trading in crypto assets which have been approved for trading by crypto asset exchange service providers under the guidelines of the JVCEA. Bitcoin and Ethereum trading volume, as a percentage of total crypto trading volume in Japan (according to the JVCEA data that includes all types of Japanese exchanges) was approximately (i) 52.3% and

22.7% and (ii) 78% and 12% for the three months ended September 30, 2025 and 2024, and, approximately (i) 59% and 19% and (ii) 76% and 12% for the six months ended September 30, 2025 and 2024, respectively. However, trading volume of Bitcoin and Ethereum on our Marketplace platform were (i) 36% and 41% and (ii) 49% and 29% for the three months ended September 30, 2025 and 2024, and (i) 38% and 39% and (ii) 47% and 27% for the six months ended September 30, 2025 and 2024, respectively. We believe that our higher percentage of trading volume in crypto assets other than Bitcoin and Ethereum demonstrates the depth and value of our Marketplace platform offering which helps us attract, engage and retain customers.
Over time, we have observed an overall positive trend in the total market capitalization of crypto assets, which indicates increased adoption. However, these historical trends are not indicative of future adoption, and it is possible that the adoption of crypto assets and blockchain technology may slow, decline, take longer to develop, or never be as broadly adopted as many anticipate, which would negatively impact our business and operating results.
Offering leading technology and providing successful products and services
We believe that the development of new products and services to enhance the value proposition of our crypto asset offerings to our customers is important to maintain our existing customer base and grow it, as well as to reach new customer segments. We continually focus on having leading user interface/user experience-design features for our mobile application to attract and engage retail users as their first access point to trading of crypto assets.
We also focus on our platforms’ ease-of-use and adding new products and services to our offering, such as additional crypto assets to buy and sell, staking services, and our Coincheck NFT Marketplace and IEO platform offerings, which we believe appeal to our Marketplace platform users. Subject to the effect of acquisitions or strategic joint ventures, if any, we may do in the future, we believe that our Marketplace platform will continue to be the primary driver of our revenue.
Substantially all of our customers are retail users, some more sophisticated than others, but we are also interested in introducing our products and services more to institutional investors who may be interested in crypto assets, such as through our recently launched “Coincheck Prime” branded offering. However, we may not be able to introduce attractive products or services to institutional users, or such institutions may choose to do business with our competitors.
Ability to competitively price our products and services
Our operating results also depend on our ability to competitively price our products and services. Similar to other financial products, as the crypto asset industry matures we anticipate increased pressure on spreads and commission fees to emerge over time as new, and potentially larger and more established, financial institutions enter the market.
While we believe that we will be able to maintain our position as a trusted brand in Japan and continue to enhance our customer-value proposition and grow our scale, including growing our customer base, in order to offset the effects of any future price pressure on our fees, if we are unable to do so or if such price pressure emerges more rapidly than we anticipate our operating results may be adversely affected.
Marketing
Our primary means of marketing is digital marketing, which allows us to respond flexibly to the impact of changes in the market price of crypto assets. We use television advertisements only to the extent we believe those investments can produce a reasonable return within a reasonable period of time based on our estimated conversion ratio and other factors. Generally, we estimate our return of investment per marketing campaign, which is a primary factor in our decision as to whether we launch the campaign.
Our advertising and promotion expenses are directed towards customer acquisition. They totaled ¥461 million and ¥247 million for the three months ended September 30, 2025 and 2024, respectively, and the number of new accounts opened totaled 69,857 and 39,995, respectively. They totaled ¥891 million and ¥724 million for the six months ended September 30, 2025 and 2024, respectively, and the number of new accounts opened totaled 129,977 and 119,222, respectively. The increase in total advertising and promotional expense was primarily driven by a strategic decision to allocate a larger portion of our marketing budget toward web based advertising from television advertisements. The main components of our advertising and promotional expenses are web advertising, affiliate marketing programs, television advertising, and marketing campaign expenses, which accounted for (i) 34.5%, 41.9%, 4.1%, and 17.8%, and (ii) 12.1%, 46.1%, 32.0% and 7.2%, for the three months ended September 30, 2025 and 2024, respectively, and (i) 35.6%, 41.1%, 6.0%, and 15.5%, and (ii) 11.2%, 39.5%, 34.8% and 13.3%, for the six months ended September 30, 2025 and 2024, respectively.
We monitor our total marketing costs for customer acquisition (MCC), cost per acquisition (CPA) and customer payback to assess the effectiveness of our marketing. Relevant measures for recent periods are summarized below:
Revenue and Total MCC (Marketplace platform)

(JPY mm)
MCC (bar chart, left axis)
CPA (line chart, right axis)
(JPY)
Revenue generated from the users who completed KYC process during each quarter (bar chart, left axis)
1st - 3rd month
4th - 6th month
7th - 9th month
10th month - 24th month
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
10,000
8,000
6,000
4,000
2,000
0
6,927
8,606
8,310
5,946
5,301
4,047
3,716
3,163
6,553
6,222
5,590
6,530
7,183
6,696
1,144
572
361
515
449
750
1,308
1,428
1,144
936
1,526
1,005
876
835
591
382
214
159
148
140
126
261
519
249
544
610
432
468
Apr.-Jun.
Jul.-Sep.
Oct.-Dec.
Jan.-Mar.
Apr.-Jun.
Jul.-Sep.
Oct.-Dec.
Jan.-Mar.
Apr.-Jun.
Jul.-Sep.
Oct.-Dec.
Jan.-Mar.
Apr.-Jun.
Jul.-Sep.
2022
2023
2024
2025

Source: Coincheck Internal data.
____________
(1) The table above provides our total MCC, CPA, and customer payback for the periods from April 2022 to September 2025. The left bar for each quarter details our total marketing costs, whereas the right bar for each quarter details our customer payback amount for 24 months, including the month in which each customer completed the KYC process (and if 24 months have not passed, from the month in which each customer completed the KYC process to the end of March 2025), for the cohort of customers that were acquired within the quarter. The line above each set of bars provides our CPA for each given quarter. This number is derived by taking the MCC in a given period and dividing it by the total incremental customers that completed our KYC process in that respective quarter.
(2) MCC and revenue in the table above also include items that are recognized as deductions from sales for accounting purposes.
(3) For example, for the three months ended June 2022, our MCC totaled ¥591 million, representing a CPA of approximately ¥6,927. Customers acquired during this period subsequently generated cumulative revenue of ¥1,144 million over the following 24 months. In the chart, the left bar for each quarter reflects the fixed MCC incurred during that period. The right bar represents the cumulative revenue generated by the corresponding customer cohort, measured over a 24-month period following acquisition (or through March 2025 for cohorts that have not yet reached 24 months). The stacked segments within each revenue bar illustrate the timing of revenue realization: gray (months 1–3), light blue (months 4–6), purple (months 7–9), and light green (months 10–24).
The markets for crypto assets continue to evolve, and the number of new accounts opened in a certain period is heavily influenced by a variety of external factors, including price trends of the cryptocurrencies supported on our cryptocurrency exchanges and media coverage regarding crypto asset markets. Because of the volatility in markets for crypto assets and the highly variable nature of our advertising and promotion expenses, these historical metrics may be of limited value in predicting future performance. We expect to continue to consider the latest market trends, our financial condition and other factors, in addition to historical experience of marketing effectiveness in any given period, in determining appropriate levels of marketing expenditures. In addition, we plan to continue to invest in the development of and market new products and services.
Regulation in Japan and international markets
Our financial prospects and continued growth depend in part on our ability to continue to operate in a manner compliant with applicable regulations. Our business is subject to the oversight of numerous regulatory and self-regulatory agencies in Japan, including, but not limited to, JFSA and the JVCEA. We received our license as a crypto asset exchange service provider from the JFSA in January 2019.
Our strategy is to continue to invest in our finance, legal, compliance, and security functions in order to remain at the forefront of crypto policy initiatives and regulatory trends in Japan and maintain our reputation and trust with customers and regulators. Mr. Satoshi Hasuo, our Chief Operating Officer, is also a director of the JVCEA, and we have a leadership role in the regulatory working group of the JVCEA. As the industry matures, we may experience fluctuations in our operating results as a result of changes in the law and regulations that are applicable to our business, which may limit our ability to support new blockchains and crypto assets and offer our products and services.
We may in the future expand our services into markets outside of Japan. Several regulatory bodies across the world have enacted or signaled changes to regulatory policy. Given the rapid pace of change in the crypto exchange industry and the evolving regulatory environment globally, any expansion of our business, through acquisitions or otherwise, outside of Japan would subject us to additional and differing regulatory regimes and likely significant compliance costs.
Additionally, as an SEC-registered company that is listed on Nasdaq, we are subject to certain reporting and regulatory requirements in the United States. In the United States, on January 21, 2025, the SEC announced the formation of the Crypto Task Force, chaired by SEC Commissioner Hester Peirce. Also in January 2025, the SEC released SAB No. 122, rescinding SAB No. 121, Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Platform Users, which, until repealed, required an entity to record a liability to reflect its obligation to safeguard the crypto assets held for its platform users with a corresponding asset and required disclosures related to the entity’s safeguarding obligations. SAB No. 122 is effective for annual periods beginning after December 15, 2024, and is required to be applied on a fully retrospective basis, with early adoption permitted. The Company early adopted SAB No. 122 in the fiscal year ended March 31, 2025 and therefore does not recognize the safeguard liabilities and corresponding safeguard assets in its consolidated statement of financial position.

Components of Results of Operations
Total revenue
Total revenue consists of transaction revenue, commission received, and other revenue. Our primary revenue stream is from our Marketplace platform, where 33 different types of cryptocurrencies can be traded as of September 30, 2025, including BTC, Ethereum, XRP and other altcoins. However, our revenue is susceptible to significant fluctuations as trading volumes in our Marketplace platform depend on cryptocurrency market volatility and prices, which ultimately impact how much revenue we earn.
Transaction revenue
Our Marketplace platform business is the main source of transaction revenue. Transaction revenue from our Marketplace platform business is derived from transactions with customers and cover counterparties. The table below shows this breakdown of transaction revenue for the fiscal periods indicated:

	For the three months ended September 30,
	2025	2024
Transaction revenue from customers	¥70,433	¥41,829
Transaction revenue from cover counterparties	61,526	28,322
Transaction revenue (total)	¥131,959	¥70,151

	For the six months ended September 30,
	2025	2024
Transaction revenue from customers	¥115,288	¥94,564
Transaction revenue from cover counterparties	100,030	50,220
Transaction revenue (total)	¥215,319	¥144,784
Transaction revenue is recognized at the time the transaction is processed. We have experienced periods of low and high-trading volume, and therefore transaction revenue, driven primarily by periods of rising or declining Bitcoin prices and/or lower or higher-cryptocurrency volatility. During periods of rising Bitcoin prices and higher volatility, we have generally observed higher transaction revenue generated by our Marketplace platform business.
For the three months ended September 30, 2025 and 2024, our average spread (our fee) per transaction with customers was 3.33% and 3.29%, respectively. Total Marketplace platform trading volume with customers for the three months ended September 30, 2025 and 2024 was ¥94.7 billion and ¥55.1 billion, respectively. For the six months ended September 30, 2025 and 2024, our average spread (our fee) per transaction with customers was 3.32% and 3.39%, respectively. Total Marketplace platform trading volume with customers for the six months ended September 30, 2025 and 2024 was ¥156.2 billion and ¥128.1 billion, respectively. The change in average spreads for the three and six months ended September 30, 2025 are due primarily to the change in the mix of cryptocurrencies being traded.
Commission received
Our commission received consists primarily of remittance fees, deposit and withdrawal and transfer fees, commissions received from the issuer and subscribing customers in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace, commissions that arise from transactions on our Exchange platform, and other commissions.
Expenses
Expenses consist of cost of sales and selling, general, and administrative expenses.
Cost of sales
Our cost of sales mainly consists of crypto assets once acquired from users and cover counterparties on the Marketplace platform or Exchange platform.

Selling, general, and administrative expenses
Personnel expenses and advertising and promotion expenses are the largest components of our selling, general, and administrative expenses. Our personnel expenses are expected to scale if and as our revenues grow. In addition, systems-related expenses are correlated with user numbers and trading volumes and are incurred in order to support our mobile and desktop web applications and trading operations system.
Our other costs are relatively fixed in nature, which we believe allows us to target significant operating leverage through growth of our customer base. We believe that our expense structure enables us to be profitable, or minimize loss, even in periods with low trading volume.
Selling, general, and administrative expenses consist primarily of the following:
•Personnel expenses. Personnel expenses consist of salaries and bonuses of our employees, and share-based compensation for restricted share units. Share-based compensation were granted to managing directors and officers, board members and other qualified employees and non-employee consultants.
•Advertising and promotion expenses. Advertising and promotion expenses primarily include expenses incurred for the advertising of our products in various media, including television, press, and internet (including social media and online video-sharing platforms) and affiliate marketing programs.
•Professional fees. Professional fees consist of legal, accounting and other consulting fees. Professional fees includes transaction expenses related to Company business acquisition.
•Communication expenses. Communication expenses include cloud service expenses such as Amazon Web Services.
•Subcontract expenses. Subcontract expenses include outsourcing costs.
Selling, general, and administrative expenses also include depreciation and amortization, business management service fees, transaction related costs, subcontract labor costs, tax expenses, and other expenses.
Other Income and Expenses
Other income
Other income is revenue that is separate from the core operations of our business, such as exchange gain or other amounts outside of our primary business activities.
Other expenses
Other expenses consist primarily of exchange loss.
Financial Income and Expenses
Financial income
Financial income is profits from financial activities, such as derivative gains.
Financial expenses
Financial expenses consist primarily of change in fair value of warrant liability and impairment losses of other financial assets (non-current assets).

Historical Results of Operations
Comparison of the three months ended September 30, 2025 to the three months ended September 30, 2024
The following table shows selected consolidated statements of profit or loss data for the three months ended September 30, 2025 and 2024:

	For the three months ended September 30,
(In millions)	2025	2024
Revenue:
Revenue	¥132,229	¥70,339
Other revenue	876	9
Total revenue	133,105	70,348
Expenses:
Cost of sales	129,219	68,325
Selling, general and administrative expenses	3,370	1,999
Total expenses	132,589	70,324
Operating profit	516	23
Other income and expenses
Other income	322	16
Other expenses	(1)	(3)
Financial income	116	0
Financial expenses	(50)	(16)
Profit before income taxes	903	21
Income tax expense	548	6
Net profit for the period attributable to owners of the Company	¥355	¥15
Revenue. Revenue was ¥132,229 million for the three months ended September 30, 2025, an increase of ¥61,890 million, or 88%, from ¥70,339 million for the three months ended September 30, 2024. The increase was due mainly to the increase in volume for cover counterparties and customers.
Other revenue. Other revenue was ¥876 million for the three months ended September 30, 2025, an increase of ¥867 million from ¥9 million for the three months ended September 30, 2024. The increase was due mainly to staking reward revenue of ¥794 million, which was not launched until the fourth quarter of the fiscal year ended March 31, 2025.
Cost of sales. Cost of sales was ¥129,219 million for the three months ended September 30, 2025, an increase of ¥60,894 million, or 89%, from ¥68,325 million for the three months ended September 30, 2024. This increase was due mainly to an increase in trading activity and staking rewards of ¥325 million credited to customers.
Selling, general, and administrative expenses. Selling, general, and administrative expenses were ¥3,370 million for the three months ended September 30, 2025, an increase of ¥1,370 million, or 69%, from ¥1,999 million for the three months ended September 30, 2024. The increase was due mainly to an increase in share-based compensation expense of ¥321 million and professional fees of ¥153 million relating to acquisition explorations and ¥262 million relating to becoming a publicly traded company.
Operating profit. Operating profit was ¥516 million for the three months ended September 30, 2025, as compared to an operating profit of ¥23 million for the three months ended September 30, 2024. The primary driver of this increase was an improvement in gross margin, partially offset by higher selling, general, and administrative expenses.

Other income. Other income was ¥322 million for the three months ended September 30, 2025, an increase of ¥306 million from ¥16 million for the three months ended September 30, 2024. The increase related to other income of ¥239 million from the collection of NEM previously stolen from Coincheck's hot wallets; these assets had been seized by the public prosecutor and were returned pursuant to "Japan's Act on the Payment of Compensation for Criminal Damage Using Stolen and Misappropriated Property."
Other expenses. Other expenses were ¥1 million for the three months ended September 30, 2025, a decrease of ¥2 million, from ¥3 million for the three months ended September 30, 2024.
Financial income. Financial income was ¥116 million for the three months ended September 30, 2025, an increase of ¥116 million, from ¥0 million for the three months ended September 30, 2024. The increase was due mainly to change in fair value of the warrant liability of ¥114 million for the three months ended September 30, 2025.
Financial expenses. Financial expenses were ¥50 million for the three months ended September 30, 2025, an increase of ¥33 million, or 212%, from ¥16 million for the three months ended September 30, 2024. The increase was due mainly to interest expense on borrowings from a related party of ¥35 million for the three months ended September 30, 2025.
Income tax expenses. Income tax expenses were ¥548 million for the three months ended September 30, 2025, an increase of ¥543 million from ¥6 million for the three months ended September 30, 2024. The increase in income tax expenses was due mainly to higher taxable income for the three months ended September 30, 2025.
Comparison of the six months ended September 30, 2025 to the six months ended September 30, 2024
The following table shows selected consolidated statements of profit or loss data for the six months ended September 30, 2025 and 2024:

	For the six months ended September 30,
(In millions)	2025	2024
Revenue:
Revenue	¥215,782	¥145,632
Other revenue	1,312	15
Total revenue	217,094	145,647
Expenses:
Cost of sales	210,763	140,507
Selling, general and administrative expenses	6,684	4,473
Total expenses	217,447	144,980
Operating profit (loss)	(353)	667
Other income and expenses
Other income	247	18
Other expenses	(59)	(4)
Financial income	4	9
Financial expenses	(187)	(24)
Profit (loss) before income taxes	(348)	666
Income tax expense	674	214
Net profit (loss) for the period attributable to owners of the Company	¥(1,022)	¥452

Revenue. Revenue was ¥215,782 million for the six months ended September 2025, an increase of ¥70,150 million, or 48%, from ¥145,632 million for the six months ended September 2024. The increase was due to the increase in volume for cover counterparties and volume for customers.
Other revenue. Other revenue was ¥1,312 million for the six months ended September 2025, an increase of ¥1,297 million from ¥15 million for the six months ended September 2024. The increase was due mainly to staking reward revenue of ¥1,175 million, an offering that was not launched until the fourth quarter of the fiscal year ended March 31, 2025.
Cost of sales. Cost of sales was ¥210,763 million for the six months ended September 2025, an increase of ¥70,256 million, or 50%, from ¥140,507 million for the six months ended September 2024. This increase was due mainly to an increase in trading activity and staking rewards of ¥778 million credited to customers.
Selling, general, and administrative expenses. Selling, general, and administrative expenses were ¥6,684 million for the six months ended September 2025, an increase of ¥2,211 million, or 49%, from ¥4,473 million for the six months ended September 2024. The increase was due mainly to an increase in share-based compensation expense of ¥619 million and professional fees of ¥296 million relating to acquisition explorations and ¥1,238 million relating to becoming a publicly traded company.
Operating profit (loss). Operating loss was ¥353 million for the six months ended September 2025, as compared to an operating profit of ¥667 million for the six months ended September 2024. Components contributing to operating loss for the six months ended September 2025 included share-based compensation expense of ¥619 million and professional fees of ¥296 million relating to acquisition explorations and ¥1,238 million relating to becoming a publicly traded company.
Other income. Other income was ¥247 million for the six months ended September 2025, an increase of ¥228 million from ¥18 million for the six months ended September 2024. The increase relates to other income of ¥239 million from the collection of NEM previously stolen from Coincheck's hot wallets; these assets had been seized by the public prosecutor and were returned pursuant to "Japan's Act on the Payment of Compensation for Criminal Damage Using Stolen and Misappropriated Property."
Other expenses. Other expenses were ¥59 million for the six months ended September 2025, an increase of ¥55 million from ¥4 million for the six months ended September 2024. The increase relates primarily to foreign exchange loss.
Financial income. Financial income was ¥4 million for the six months ended September 2025, a decrease of ¥5 million, or 58%, from ¥9 million for the six months ended September 2024. The financial income of ¥9 million for the six months ended September 2024 was a derivatives gain.
Financial expenses. Financial expenses were ¥187 million for the six months ended September 2025, an increase of ¥162 million, or 671%, from ¥24 million for the six months ended September 2024. The increase was due mainly to change in fair value of warrant liability of ¥109 million for the six months ended September 2025.
Income tax expenses. Income tax expenses were ¥674 million for the six months ended September 2025, an increase of ¥460 million, or 215%, from ¥214 million for the six months ended September 2024. The increase in income tax expenses was due mainly to higher taxable income for the six months ended September 2025.
Non-IFRS Financial Measures
In addition to our results determined in accordance with IFRS Accounting Standards, we present EBITDA and Adjusted EBITDA, both non-IFRS measures, because we believe they are useful in evaluating our operating performance.

We use EBITDA and Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that EBITDA and Adjusted EBITDA may be helpful to investors because they provide consistency and comparability with past financial performance. However, EBITDA and Adjusted EBITDA are presented for supplemental informational purposes only, have limitations as an analytical tool and should not be considered in isolation or as a substitute for our financial information presented in accordance with IFRS Accounting Standards. Please also see “Overview” near the beginning of this discussion and analysis for an explanation of our change in calculating Adjusted EBITDA beginning with the quarter ended June 30, 2025.
A reconciliation is provided below for each non-IFRS financial measure to the most directly comparable financial measure stated in accordance with IFRS Accounting Standards. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures, and not to rely on any single financial measure to evaluate our business.
The following tables present reconciliations of our non-IFRS financial measures:
Reconciliation of EBITDA to Net Profit

	For the three months ended
	September 30, 2025	September 30, 2024
Reconciliation of EBITDA:
Net profit for the period	¥355	¥15
Add: Income tax expenses	548	6
Profit before income taxes	903	21
Add: Interest expense	38	3
Add: Depreciation and amortization	185	142
EBITDA	¥1,126	¥166

	For the six months ended
	September 30, 2025	September 30, 2024
Reconciliation of EBITDA:
Net profit (loss) for the period	¥(1,022)	¥452
Add: Income tax expenses	674	214
Profit (loss) before income taxes	(348)	666
Add: Interest expense	62	10
Add: Depreciation and amortization	349	325
EBITDA	¥63	¥1,001

Reconciliation of Adjusted EBITDA to Net Profit

	For the three months ended
	September 30, 2025	September 30, 2024
Reconciliation of Adjusted EBITDA:
Net profit for the period	¥355	¥15
Add: Income tax expenses	548	6
Profit before income taxes	903	21
Add: Interest expense	38	3
Add: Transaction expenses excluding listing expense	153	84
Add: Change in fair value of warrant liability	(114)	—
Add: Share-based compensation	321	—
Add: Depreciation and amortization	185	142
Adjusted EBITDA	¥1,486	¥250

	For the six months ended
	September 30, 2025	September 30, 2024
Reconciliation of Adjusted EBITDA:
Net profit (loss) for the period	¥(1,022)	¥452
Add: Income tax expenses	674	214
Profit (loss) before income taxes	(348)	666
Add: Interest expense	62	10
Add: Transaction expenses excluding listing expense	296	263
Add: Change in fair value of warrant liability	109	—
Add: Share-based compensation	619	—
Add: Depreciation and amortization	349	325
Adjusted EBITDA	¥1,087	¥1,264
Liquidity and Capital Resources
We finance our operations primarily with our cash flows from operating activities. Our fundamental principles are to build and maintain a financial base for the purpose of maintaining soundness and efficiency of operations and achieving sustainable growth. According to these principles, we plan on conducting capital investment, profit distribution, and repayment of any loans based on our operating cash flows through the development and rendering of our crypto asset exchange services.
Cash and cash equivalents mainly consist of bank deposits. As of September 30, 2025, we had cash and cash equivalents of ¥8,970 million. As of September 30, 2025, we also had cash segregated as deposits of ¥57,305 million. In accordance with Japanese laws and regulations, 100% of the legal tender deposited by customers is protected by trust companies. Therefore, cash deposited by customers is accounted for under different accounts depending on whether it is protected by trust companies or not. Additionally, Coincheck entered into a line of credit with our affiliate, Monex Finance Corporation, with aggregate commitments as of September 30, 2025, and March 31, 2025 of ¥6,000 million and ¥6,000 million, respectively. The balance outstanding under this agreement was ¥nil million and ¥nil million as of September 30, 2025 and March 31, 2025, respectively. Coincheck Parent entered into its own commitment line contract of ¥2,368 million as a debtor with Monex Finance Corporation in December 2024, for the purpose of stable operating capital. As of September 30, 2025, the balance outstanding under this was ¥1,850 million. On September 1, 2025, Coincheck entered into a ¥500 million subordinated loan with Monex Finance Corporation. As of September 30, 2025, the balance outstanding under this was ¥500 million.

In addition, Coincheck entered into a committed credit line for ¥200 million with JSF Trust and Banking Co., Ltd. in June 2021, which was increased to ¥500 million as of September 30, 2025, and has been making short-term borrowings under this agreement several times a year, however, all of the borrowings were repaid within about a week of the making of each respective loan and the credit line was unused as of September 30, 2025. We believe our existing cash and cash equivalents, together with our loan arrangements, are sufficient to meet our immediate working capital and capital expenditure needs.
We recognize crypto assets on our condensed consolidated interim statements of financial position, when we obtain control over the crypto assets including the customer crypto assets. We borrow crypto assets from customers to facilitate customer transactions on our Marketplace platform or our cover transactions on external exchanges. Most deposited customer crypto assets are held in segregated cold wallets and are not used for our settlement purposes. Therefore, we hold borrowed crypto assets in our own wallets or on deposit with external exchanges to facilitate prompt settlement of transactions. As of September 30, 2025, we had ¥63,246 million of crypto assets held (current assets). These cryptocurrencies are held and treated as inventories that are recorded at fair value as of the end of the reporting period. The fair value is measured by using a midmarket pricing of the principal market or the most advantageous market. As of September 30, 2025, crypto asset borrowings under our Coincheck Lending program totaled ¥62,844 million. We determine the amount of crypto assets to hold in hot wallets or deposited with external exchanges based on the total size of our customer assets and recent trading levels. Our accounting and finance department is then responsible for monitoring and determining the appropriate amount. Our dealing department is then responsible for managing the amount of crypto assets to hold in hot wallets and to deposit with cover counterparties in accordance with our internal policies. In the interest of security, our policy is to hold the majority of customer crypto assets in cold wallets and to hold in hot wallets the amount of crypto assets we deem necessary for expected settlement transactions with cover counterparties and external transfer requests.
The following table shows the amounts held by crypto asset, as well as in hot wallets and cold wallets, or deposited with cover counterparties, as of September 30, 2025 and March 31, 2025.

	As of
(In millions)	September 30, 2025	March 31, 2025
BTC	¥46,310	¥33,690
ETH	5,121	2,127
XRP	10,385	7,673
IOST	91	112
ENJ	12	17
XEM	1	18
XLM	250	179
BCH	338	185
LTC	186	144
LSK	5	24
BAT	26	23
QTUM	31	30
MONA	12	17
Others	479	442
Total crypto assets held (current assets)	¥63,246	¥44,680
Amount held in cold wallets	60,606	41,346
Amount held in hot wallets	2,339	2,965
Amount deposited with counterparties	300	370
The following table shows the amount of borrowed crypto assets, by crypto asset, as of September 30, 2025 and March 31, 2025:

	As of
(In millions)	September 30, 2025	March 31, 2025
BTC	¥46,290	¥33,651
ETH	4,863	2,066
XRP	10,385	7,672
IOST	89	110
ENJ	11	16
XEM	1	17
XLM	250	181
BCH	338	184
ETC	93	79
LTC	4	24
LSK	184	143
BAT	25	24
QTUM	32	31
MONA	12	17
Others	268	265
Total borrowed crypto assets	¥62,844	¥44,479
We monitor the risk related to crypto assets held in hot wallets or deposited with cover counterparties closely, and our policy is to restrict such amounts to the level necessary to support our operations. As of September 30, 2025, our crypto assets held (current assets) were ¥63,246 million, of which crypto assets borrowed from customers accounted for ¥62,844 million. As of September 30, 2025, the aggregate of crypto assets held in hot wallets and crypto assets deposited with our cover counterparties was ¥3.0 billion, as compared to our cash and cash equivalents of ¥10.6 billion.
Borrowing cryptocurrencies from our customers enables us to facilitate trading on our Marketplace platform at a lower cost than procuring the cryptocurrencies from alternate sources. The terms of the borrowing arrangements also limit our exposure to the price risk of the underlying crypto assets because we return such crypto assets in kind at the end of the borrowing period. Both our crypto assets held in current assets and our crypto asset borrowings are reported at fair value so the impact of price changes in the underlying crypto assets are offset. We utilize borrowed crypto assets to facilitate the prompt execution of customer transactions and cover transactions at external exchanges. We do not use borrowed crypto assets for proprietary trading or to enter into unhedged positions. We have not experienced difficulties in borrowing crypto assets from our customers or in executing cover transactions with our cover counterparties in order to support the operation of our Marketplace platform. Nevertheless, in the event that borrowing from our customers becomes limited or unavailable, we would seek to secure the crypto assets necessary to facilitate the operation of our Marketplace platform by borrowing from third parties. However, there is no guarantee that we would be able to find third parties to borrow the needed amount of crypto assets, in which case we would seek to purchase such crypto assets in the market, exposing us to price risk. In our Marketplace platform trading operations, we seek to limit our net open position at any given time by setting internal policy threshold amounts for each cryptocurrency supported and executing cover transactions when the relevant threshold is reached.
We have not invested in cryptocurrencies for our own account (apart from inventory we acquire to support liquidity for transactions on our Marketplace platform), but we may do so in the future.
Under IFRS Accounting Standards, there are no accounting standards specifically related to transactions for crypto assets. In order to determine the accounting treatment, we follow the requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, and refer to the conceptual framework for financial reporting, and standards related to similar matters. In this context, we consider various factors to evaluate whether we have control for accounting purposes over crypto assets, and account for these transactions accordingly.
Under the Payment Services Act, we are defined as a Crypto Asset Exchange Service Provider (CAESP) and are subject to certain regulations regarding the management of the crypto assets of our customers. For example, we must segregate all fiat currency and cryptocurrencies of our customers from our own property, keep cryptocurrencies we own in separate wallets, and keep at least 95% of our customers’ cryptocurrencies in wallets that are not connected to the internet, or “cold wallets". Accordingly, we have separate wallets for our owned cryptocurrencies and those deposited by our customers, and manage them separately.
Because we safeguard customers’ cryptocurrencies in accordance with the requirements of the Payment Services Act, the Cabinet Office Ordinance on Virtual Currency Exchange Service Providers, and other applicable laws and regulations, we estimate that the possibility of potential loss events is remote. Therefore, we determined that there are no loss contingencies related to an obligation to safeguard customer crypto assets from loss or theft as of September 30, 2025.
Airdrops and forks are events that are unique to cryptocurrency businesses, including ours. As these events occur independently of our decision-making process, it is challenging for us to comprehensively understand and value each specific airdrop or fork. We have limited ability to predict whether the sale of cryptocurrencies received from airdrops or forks will be material to our future earnings, which is dependent on the future market viability and fair value of such cryptocurrencies. On the other hand, for airdrops and forks that may have a significant impact, we consider granting such crypto assets to our customers depending on the volume of cryptocurrencies deposited with us. When considering whether or not to grant such cryptocurrencies to customers, we first confirm that the cryptocurrencies can be transferred securely, and after such confirmation we recognize the granted cryptocurrencies based on the market price of such asset. Under our current policy, we do not monetize any cryptocurrencies granted through airdrops and forks that have not yet been granted to customers.
Our future capital requirements will depend on many factors, including market acceptance of crypto assets and blockchain technology, our growth, our ability to attract and retain customers on our cryptocurrency exchanges, the continuing market acceptance of products and services, the introduction of new products and services on our cryptocurrency exchanges, expansion of sales and marketing activities, and overall economic conditions. While we believe we have sufficient liquidity and expect to have funds from operations to support our operations and meet our current business plans, we may be required to seek additional funding to the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities. We expect to monitor financial conditions and from time to time may opportunistically raise additional funds through the offer and sale of equity securities or debt financing. Any sale of additional equity securities may result in additional dilution to our shareholders. Any additional debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or debt financing when desired, our business, operating results, and financial condition could be adversely affected.
Cash flows
The following tables show our cash flow data for the quarters ended September 30, 2025 and 2024:

	For the six months ended September 30,
(In millions)	2025	2024
Net cash provided by (used in) operating activities	(483)	¥367
Net cash used in investing activities	(531)	(379)
Net cash provided by (used in) financing activities	1,402	(197)
Effect of exchange rate change on cash and cash equivalents	(2)	—
Net increase (decrease) in cash and cash equivalents	386	(209)
Cash and cash equivalents at the beginning of period	8,584	10,837
Cash and cash equivalents at the end of period	¥8,970	¥10,628

Comparison of the six months ended September 30, 2025 with the six months ended September 30, 2024
In the six months ended September 30, 2025, we had ¥483 million net cash used in operating activities, ¥531 million net cash used in investing activities, and ¥1,402 million net cash provided by financing activities. As a result, cash and cash equivalents at the end of the six months ended September 30, 2025 increased by ¥386 million, to ¥8,970 million, from ¥8,584 million at March 31, 2025.
Net cash used in operating activities was ¥483 million in the six months ended September 30, 2025, a change of ¥849 million from net cash provided by operating activities of ¥367 million in the quarter ended September 30, 2024. This change was mainly due to a net loss before tax of ¥348 million (compared to a net profit before tax of ¥666 million).
Net cash used in investing activities was ¥531 million in the six months ended September 30, 2025, compared to ¥379 million in the six months ended September 30, 2024. Net cash used in investing activities mainly consisted of ¥100 million of net cash paid for the investments in financial assets in the six months ended September 30, 2025.
Net cash provided by financing activities was ¥1,402 million in the six months ended September 30, 2025, compared to cash used in financing activities of ¥197 million in the quarter ended September 30, 2024, which was due primarily to ¥1,590 million of net increase in borrowings from related parties.
Off-Balance Sheet Arrangements
During the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Remediation of Previously Disclosed Material Weaknesses in Internal Control Over Financial Reporting
As previously disclosed, during the year ended March 31, 2023, the Company identified a material weakness in its internal control over financial reporting related to the accounting for Marketplace transaction revenue recognition. As previously disclosed in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, the Company’s remediation program had not been completed and operating for a sufficient period of time as a publicly traded company (i.e., since December 11, 2024).
Management continued the remediation program to demonstrate the controls are functioning effectively. The controls include but are not limited to actively monitoring and staying informed of the latest accounting practices related to crypto assets among SEC registrants.

Management has evaluated the operating effectiveness of these new and enhanced controls and concluded that the material weakness related to the accounting for Marketplace transaction revenue has been fully remediated as of September 30, 2025.